INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 1, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Advisory Research International All Cap Value Fund (“International
Fund”) and Advisory Research Emerging Markets All Cap Value Fund (“Emerging
Markets Fund”) (collectively the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos of the staff of the Securities and Exchange Commission (the "Commission") by telephone on March 17, 2011, for the Registrant, each a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 140 filed concurrently with this correspondence.

PROSPECTUS

Cover Page

1.	Include ticker symbols in the cover page.

RESPONSE: The ticker symbol will be included in the cover page when it is available.  The International Fund will start investment operations on May 2, 2011. The Emerging Markets Fund will not be launched at the moment so we will not apply for the symbol at this point.

Page 1 & 5 – Summary Section (Fees and Expenses of the Registrant)

2.	Provide the Staff the completed fee table and expense example for the Registrant before effective date.

RESPONSE: A completed fee table and expense example for the Registrant was provided via email to Mr. Barrientos on March 30, 2011.

3.	On footnote (2), represent in the response letter the term of the operating expense limitation agreement is one year from the effective date.

RESPONSE: The Registrant represents that the Operating Expense Limitation Agreement is for one year term expiry on March 31, 2012.

Page 2 -  Principal Investment Strategies – Emerging Markets Fund

4.	The Fund will conduct a significant amount of business in emerging markets. Please provide 50% test/provide explanations.

RESPONSE: The following 50% test has been included in the first paragraph: “The Fund’s advisor defines emerging market companies as those companies that derive at least 50% of revenues or net profits from, or have at least 50% of assets or production capacities in, emerging market countries.  The advisor also includes in the definition of emerging market companies those that have been organized under the laws of, have their principal offices or headquarters in, or the securities of which are principally traded in emerging market countries.”

Page 3 & 7 -  Summary Section (Principal Risk of Investing)

5.	With respect to “Finance Sector Risks”, please provide finance strategy disclosure.

RESPONSE:  A finance strategy disclosure has been added.  Please see revised disclosures.

Page 6 -  Principal Investment Strategies – International Fund

6.	Please include definition for outside of the United States.

RESPONSE:  The definition of outside of the United States has been included as follow: “Under normal circumstances, the Fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes) in equity securities of companies organized, headquartered or doing a substantial amount of business outside of the United States.  The Fund considers a company that has at least 50% of its assets or derives at least 50% of its revenue from business outside the United States as doing a substantial amount of business outside the United States.”

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109